FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

August 5, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 5, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer expands anomalous gold zone at Lucero discovery, Condor Gold-Copper Belt, Northwest Peru with soil geochemistry grades up to 9.7 g/t gold.

Item 5.	Full Description of Material Change

The Issuer reports the receipt of gold-in-soil and rock assay results received from Minera Afrodita relating to the high priority Lucero discovery located in the Condor Gold-Copper Belt of north-western Peru (previous News Releases NR09-13 and NR09-17).  Preliminary ridge and trail soil sampling has returned highly anomalous results from 225 soil samples, ranging from below detection to 9.7 g/t gold in soil, with coincident copper, zinc and silver anomalies.  Dorato has a right to acquire 100% of Minera Afrodita.  The Lucero Target (Figure 1) is located approximately 5 km from the flagship Taricori Gold Zone.

Lucero Results in Detail

Soil ridge and trail sampling results for gold and copper are presented on Figures 2 and 3 with background images showing mapped geology and electromagnetic conductivity respectively. Results have been received for 225 soil samples to date.

Highest-grade gold and copper anomalies are clustered and broadly coincident with a magnetic anomaly (Figure 1) and the southern portion of the electromagnetic (EM) anomaly (Figure 3).   Geochemical anomalies are related to mineralized and intensely altered sandstone and adjacent intrusive bodies, and are thus believed to be intrusion-related.  Most of the anomalous mineralization thus far is located north of an interpreted fault (Figure 1)  This interpretation is supported by a continuous series of samples taken over approximately 500-metres strike length, which grade >0.5 g/t gold.  These levels of gold-in-soil are exceptionally high, being measured in grams per tonne (g/t) rather than parts per billion as is normally the case.  Copper anomalies are broadly coincident with gold anomalies with a large proportion of samples assaying >1,000 ppm (>0.1% copper).

Initial prospecting (News Release NR09-17) revealed gold and copper anomalies from rock sampling in the area.  In particular, 10 adjacent rock samples from 30 metres of continuous surface sampling contained grades of up to 11.17 g/t gold and averaged 2.85 g/t gold and 0.37 % copper (Figure 4).  The additional soil sampling results presented here are interpreted, together with the geophysics, to define a significant mineralized system.

Figure 1: Location of Lucero Discovery – Background is Magnetic Imagery.  The Taricori and Lucero targets are both located in close proximity (2-3km) to the interpreted extension of the Fruta Del Norte structure.

The Canelo anomaly (magnetic and electromagnetic) is interpreted to be a possible extension to the Taricori mineralized structure.

Figure 2: Gold-in-soil geochemistry

Figure 3: Copper-in-soil geochemistry

Lucero Discovery

The Lucero discovery was not previously exposed by informal miners but rather was based on the interpretation of magnetic and electromagnetic (EM) geophysical data combined with regional geochemistry.  Following initial reconnaissance rock sampling that returned grades up to 11.17 g/t gold, Afrodita pursued further mapping and soil sampling that has now added significant dimension to these results and brought Lucero a step closer to drill testing.

   Figure 4: Soil sampling results combined with the 457 previously received rock sampling results.

Lucero is interpreted as an intrusion-related gold-copper target with the most anomalous samples located within intensely altered (interpreted) Triassic-Cretaceous sandstones and sediments and a variety of intrusive bodies, adjacent to and including the contact between Jurassic granodiorite to diorite intrusions (Zamora Batholith).  The interpretation is a gold-copper system, conceptually capable of hosting a bulk-tonnage target.  There is also evidence of intense skarn mineralization related to the Pucara limestones, noted as garnet-scapolite alteration.

Development of a firm mineralization model will be dependent on examination of future drill core.  At present there are multiple mineralization styles observed at Lucero: Structurally controlled sulphide veining; Felsic intrusive related iron-skarn with replacement lenses and vein fill; Intrusion related molybdenite-galena-sphalerite bearing skarn; Stockwork quartz veining associated with Quartz-Porphyry Dacite, and Intermediate Sulphidation Epithermal style mineralization. Disseminated mineralization is also present in intrusive rocks with porphyry-style stockwork veining as well as silicification with sulphide mineralization.  The presence of potentially reactive sandstone and limestone host rocks indicates that a significant volume of mineralization could be developed.

Ongoing Work

Work is ongoing at Lucero with additional soil and rock sample results pending.  Work has also begun at Canelo (Figure 1) where the geophysical signature of coincident magnetic and electromagnetic anomalies is considered comparable to the signature at Lucero – rock and soil sample results are also pending on this target.  Drilling at Taricori is ongoing, with 29 drillholes now complete.  Results from drillholes 14 to 17 and 18 to 20 have recently been released and additional results will be released in due course.  Finally, the airborne geophysical survey is scheduled to begin once survey equipment has been released from Peruvian customs.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report release.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

August 5 , 2010